Mondee Holdings, Inc.

10800 Pecan Park Blvd.

Suite 315

Austin, Texas 78750

VIA EDGAR

November 1, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Perry Hindin

Re:	Mondee Holdings, Inc. Schedule TO-I filed September 16, 2022, as amended on October 7 and 21, 2022 File No. 005-92154

Dear Mr. Hindin:

Set forth below is the response of Mondee Holdings, Inc. (the “Company,” “we,” “our” or “us”) to the oral comment made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2022 with respect to the Company’s Schedule TO, including its exhibits, filed with the Commission on September 16, 2022 (the “Original Schedule TO”), the first amendment to the Original Schedule TO, including its exhibits, filed with the Commission on October 7, 2022 (the “First Amended Schedule TO”) and the second amendment to the Original Schedule TO, including its exhibits, filed with the Commission on October 21, 2022 (the “Second Amended Schedule TO” and, collectively with the Original Schedule TO and the First Amended Schedule TO, the “Schedule TO”).

For the Staff’s convenience, we have repeated the Staff’s comment in bold text and have followed such comment with the Company’s response. Capitalized terms used but not defined in the Company’s response have the meanings ascribed to such terms in the Schedule TO. All page references in the response set forth below refer to page numbers in the Second Amended Schedule TO.

Oral Correspondence dated October 28, 2022

1.	Given the recent filing of a Form 25-NSE notification of removal from listing and/or registration filed by Nasdaq to terminate the listing of the Warrants on Nasdaq, please supplement your prior response with respect to why the tender offer, considered independently or as the first step followed by the redemption of all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment dated October 18, 2022, was not reasonably likely to produce or was not undertaken with the purpose of producing the going private effect specified in Exchange Act Rule 13e-3(a)(3)(ii)(B).

We respectfully advise the Staff that, for the reasons set forth below, which expand upon the reasons set forth in our response dated October 24, 2022 to the comment letter received from the Staff dated October 21, 2022, the Company concluded that the Offer was not reasonably likely to produce and was not undertaken with the purposes of producing the going private effect specified in subsection (a)(3)(ii)(B) of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

First, at the time that the Offer was commenced, the Company believed that any Warrants that were not tendered in the Offer or subsequently redeemed would remain listed following the Offer because such Warrants would meet the continued listing standards for warrants on the Nasdaq Global Market. Nasdaq Listing Rule 5455 provides that the continued listing of warrants requires that (i) the underlying security must continue to be listed on the Nasdaq Global Market or be a covered security, and (ii) there must be at least two registered and active market makers for the warrants. The Company believed it would meet both of these criteria following the consummation of the Offer. Notably, the Company received a formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) on October 25, 2022 indicating that the Company had demonstrated compliance with all applicable criteria for initial listing of the Company’s Class A common stock and Warrants on Nasdaq, providing support that the underlying security (i.e., the Class A common stock) would continue to be listed and that the Warrants met Nasdaq’s continued listing standards. Of particular importance is that neither criteria for continued listing of warrants on the Nasdaq Global Market set forth in Nasdaq Listing Rule 5455 considers the actual number of warrants outstanding. The Company also notes that, for the reasons outlined below, it believed that at least some of the Warrants would remain outstanding following the Offer, which is what eventually transpired. Therefore, while Nasdaq ultimately elected to delist the Warrants and has broad discretionary authority under Nasdaq Listing Rule 5100 to do so, (i) based on a review of Nasdaq’s written continued listing standards, it was not reasonably likely that the Warrants would be delisted from Nasdaq as a result of the Offer and (ii) the Company had no reasonable basis to believe that Nasdaq would delist the Warrants on any other basis.

Second, the Company did not, based on its review of similar transactions conducted by other issuers, expect that all of the Public Warrants or Private Placement Warrants would be tendered. Specifically, the terms of the Offer were substantially identical (albeit with a higher discount between the tender offer price and the redemption price for holders of untendered warrants) to the terms of the offer to purchase and consent solicitation for public warrants and private placement warrants launched by PlayStudios, Inc. (“PlayStudios”) in April 2022 (the “PlayStudios Offer”). In the PlayStudios Offer, only approximately 25% of the warrant holders tendered prior to the expiration of the PlayStudios Offer and PlayStudios failed to meet the requisite threshold. These expectations were further supported by multiple communications that the Company received from certain holders of Warrants following the launch of the Offer, indicating that such holders did not intend to tender their Warrants because they believed that the price offered by the Company (which was a significant premium to the market value of the Warrants at the time of the launch of the Offer) undervalued the Warrants. Additionally, at the time the Company commenced the Offer, the average closing price performance of the shares underlying the Warrants suggested that there was a significant possibility that the Warrants would continue to increase in value, which would reduce the number of participants in the Offer. As a result, the Company had no reasonable basis to believe that all (or even a majority) of the Public Warrants or Private Placement Warrants would be tendered.

Third, the Company had one class of Warrants that were listed on Nasdaq prior to Nasdaq’s filing of the Form 25-NSE, which class is comprised of both the Public Warrants and the Private Placement Warrants. The issuance of the Public Warrants and the Private Placement Warrants in connection with the Business Combination were registered on the registration statement on Form S-4 (File No. 333-263727) declared effective by the Commission on June 27, 2022. The Public Warrants and the Private Placement Warrants trade under the same CUSIP and are governed by the same Warrant Agreement. As a result, the Company believed that, so long as there were Public Warrants or Private Placement Warrants that remained outstanding following the Offer and the Company met the standards set forth in Nasdaq Listing Rule 5455, the Warrants would continue to be listed on Nasdaq. The Company had a reasonable basis to believe that at least some of the Warrants would remain outstanding following the Offer. Even assuming that a significant percentage of holders of Public Warrants tendered their Warrants in the Offer (which in and of itself was not certain for the reasons highlighted in the paragraph above) the Company expected that the percentage of holders of Private Placement Warrants that would tender their Warrants would be significantly lower. The Private Placement Warrants were more closely held than the Public Warrants, with the Sponsor owning a majority of the Private Placement Warrants, thereby reducing the concern of whether other holders would tender their Warrants, a key factor in a holder’s determination as to whether or not to tender their Warrants in the Offer. In addition, the fact that the price that the Company offered to purchase the Private Placement Warrants (which included certain features in their terms that made them more attractive and hence more valuable than the Public Warrants) was the same price as that offered for the Public Warrants in the Offer, made it less likely that holders of Private Placement Warrants would tender their Warrants in the Offer as compared to holders of Public Warrants. Consistent with these expectations, none of the Private Placement Warrants were tendered in the Offer, and, as a result of the Company’s analysis above, the Company reasonably believed that the Warrants would remain listed on Nasdaq.

For the reasons outlined above, the Company believes that the Offer and subsequent redemption of all Public Warrants not tendered in the Offer were not reasonably likely to produce, and were not undertaken with the purpose of producing, the going private effect specified in Exchange Act Rule 13e-3(a)(3)(ii)(B).

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Dan Figenshu
Dan Figenshu
Chief Financial Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP